Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

Supplement Dated October 15, 2019 to the Contract Prospectus and
Contract Prospectus Summary

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Global Real Estate Fund and the Voya Real Estate Fund.*

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

On September 12, 2019, the Funds' Board of Trustees of the Voya Mutual Funds and the Voya Equity Trust approved proposals to reorganize the Voya Global Real Estate Fund and the Voya Real Estate Fund, respectively (the "Merging Funds"), with an into the newly organized series of MainStay Funds Trust, MainStay CBRE Real Estate Fund (the "Surviving Fund") (the "Reorganization"). Subject to shareholder approval, it is expected the Reorganization will take place on or about February 21, 2020 (the "Reorganization Date").

The Reorganization of the Voya Global Real Estate Fund is contingent upon the closing of the reorganization of the Voya Real Estate Fund with and into the Surviving Fund.

If shareholders of the Voya Real Estate Fund approve the Voya Real Estate Fund Reorganization and shareholders of the Voya Global Real Estate Fund approve the Reorganization, from the close of business on or about February 7, 2020 through the Reorganization Date, the Voya Global Real Estate Fund will be in a "transition period," during which time the subadviser, CBRE Clarion Securities, LLC, will reposition the Voya Global Real Estate Fund's assets to align with the investment strategies of the Surviving Fund. During this time, the Voya Global Real Estate Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time and may result in the realization of taxable gains or losses of the Voya Global Real Estate Fund resulting in taxable distributions to the Fund's shareholders. In addition, these transactions will also result in transactional costs, which will not be borne by the Voya Global Real Estate Fund's shareholders.

Additionally, any contingent deferred sales charge that would be applicable on a redemption of shares of the Voya Global Real Estate Fund shall be waived from October 4, 2019 to the Reorganization Date.

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, the contract holder, or you, if permitted by the plan may transfer amounts allocated to the subaccounts that invests in the Merging Funds to any other available subaccounts or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.**

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your contract. Unless we receive alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the "TRANSFERS" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.**

Allocation Instructions. Alternative allocation instructions may be given to us at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-584-6001.

NOTICE OF AN UPCOMING FUND ADDITION

In connection with the upcoming Reorganization involving the Voya Global Real Estate Fund and the Voya Real Estate Fund referenced above, Class A of the MainStay CBRE Real Estate Fund will be added to your contract as a replacement investment option.

Please note the following information about the MainStay CBRE Real Estate Fund:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
MainStay CBRE Real Estate Fund	Seeks total return.
Investment Adviser: New York Life Investment Management LLC	
Subadviser: CBRE Clarion Securities, LLC	

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***